

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 7, 2007

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

> **Re: Swift Energy**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Response letter dated October 15, 2007**
> **File No. 1-8754**

Dear Mr. Heckaman:

  We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Full Cost Ceiling Test, page 8

1.   We have considered your response to our prior comment number four in which you state you cannot reasonably estimate the potential write down because you do not know what oil and natural gas prices will be in future periods. We note in paragraph 2 of SFAS 5 that not all uncertainties inherent in the accounting process give rise to contingencies. However, we believe that the ability to recover the value of your oil and gas assets under the ceiling test represents a loss

contingency covered by SFAS 5, as resolution of uncertainties regarding future gas prices may confirm the impairment of your oil and gas assets. Accordingly, please disclose that an estimate of the possible loss or range of loss cannot be made. In addition, enhance your discussion and analysis of your critical accounting policies related to the full-cost ceiling test on page 58 to provide a sensitivity analysis showing the effect that reasonably likely changes in your estimates used in calculation of the ceiling test as of December 31, 2006, may have on your financial position and results of operations.

Engineering Comments

Form 10-K for the Fiscal Year ended December 31, 2006

Business, page 4

Reserves Replacement Ratio and Reserves Replacement Cost, page 5

2.   We note your response to comment 6 in our letter of September 17, 2007. Provide a discussion of your reserve replacement cost calculation similar to that which you have provided in your response. Also, provide an additional reserves replacement cost measure that includes the estimated costs to develop the proved undeveloped reserves.

Sales volumes, Sales prices, and Production Cost Information, page 16

3.   In our prior comment 14, we asked that you disclose your historical oil and gas prices so the reader is informed of the past effects of your hedging program. Our intent here is that you disclose your historical prices before and after the effects of your hedging program.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gary Newberry at (202) 551-3761 or Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant